UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Captivision Inc.

(Name of Issuer)

Ordinary Shares, US$0.0001 par value per share

(Title of Class of Securities)

G18932106

(CUSIP Number)

Ho Joon Lee

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

Telephone: +82-70-5106-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G18932106

1	Name of Reporting Persons Ho Joon Lee
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,066,398 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,066,398 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,066,398 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.7%*
14	Type of Reporting Person IN

(1)

Includes (i) 322,619 ordinary shares, par value $0.0001 (the “Ordinary Shares”), of Captivision Inc. (the “Issuer”), (ii) 32,032 Ordinary Shares issuable upon exercise of vested Converted Options (as defined elsewhere in this Report) that have vested or will vest within 60 days of the date of this Schedule 13D; (iii) (a) 666,666.67 Ordinary Shares (“Earnout Shares”) issuable upon vesting of 666,666.67 Series I restricted stock rights of the Issuer (“Series I RSRs”), (b) 666,666.67 Earnout Shares issuable upon vesting of 666,666.67 Series II restricted stock rights of the Issuer (“Series II RSRs”) and (c) 666,666.67 Earnout Shares issuable upon vesting of 666,666.67 Series III restricted stock rights of the Issuer (“Series III RSRs” and together with the Series I RSRs and the Series II RSRS, the “Earnout RSRs”), in each case in accordance with the terms and conditions of the Earnout RSRs for issuance upon settlement of such Earnout RSRs if the VWAP of Ordinary Shares is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00, respectively, in each case, for twenty (20) days on which trading in Ordinary Shares (each a “Trading Day”) within any thirty (30) consecutive Trading Day period occurring during the period commencing at Closing and ending on the third anniversary of the Closing (the “Earnout Period”), and (iv) 711,747 Ordinary Shares issuable upon exercise of a warrant to purchase Ordinary Shares (the “Warrant Shares”) pursuant to that certain Ordinary Share Purchase Warrant, dated as of November 15, 2023, by and between the Issuer and Dr. Lee (the “Founder Warrant”) that is or will become exercisable within 60 days of the date of this Schedule 13D.

*

The percentage is calculated based on a total of (i) 28,817,810 Ordinary Shares outstanding as of November 15, 2023, as reported in the Issuer’s Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 22, 2023 (File No. 001-41869) (the “Shell Company Report”), (ii) 32,032 Ordinary Shares issuable upon exercise of vested Converted Options, (iii) 2,000,000 Earnout RSRs for issuance upon settlement of such Earnout RSRs, and (iv) 711,747 Ordinary Shares issuable upon exercise of the Founder Warrant.

CUSIP No. G18932106

Item 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.0001 (the “Ordinary Shares”), of Captivision Inc., a Cayman Islands exempted company (the “Issuer”). The Ordinary Shares of the Issuer are listed on the Nasdaq Stock Market LLC under the symbol “CAPT.” The principal executive offices of the Issuer are located at Unit 18B Nailsworth Mills Estate, Avening Road, Nailsworth, GL6 0BS, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On November 15, 2023, the Issuer consummated its Business Combination (as defined below) pursuant to the Business Combination Agreement (as amended, the “Business Combination Agreement”), by and among the Issuer, Jaguar Global Growth Corporation I, a Delaware corporation (“JGGC”), Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and wholly owned direct subsidiary of JGGC (“Exchange Sub”), and GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of the Republic of Korea (“GLAAM”).

Item 2. Identity and Background.

(a): This Schedule 13D is being filed by Dr. Ho Joon Lee (the “Reporting Person”).

(b), (c) and (f): Dr. Ho Joon Lee is a citizen of the Republic of Korea. Dr. Lee is the Chief Executive Officer and a Director of the Issuer. The residence address of Dr. Lee is 298-42 Chung-buk Chungang-ro Chung-buk, Pyeong-taek, Gyounggi, Republic of Korea.

(d) and (e): During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement that pertain to the securities acquired by the Reporting Person and is hereby incorporated by reference.

Upon consummation of the Business Combination, the Reporting Person received an aggregate of (i) 322,619 Ordinary Shares, (ii) options of the Issuer issued upon conversion of options of GLAAM (the “Converted Options”) exercisable for an aggregate of 32,032 Ordinary Shares, (iii) (a) 666,666.67 Series I RSRs, (b) 666,666.67 Series II RSRs and (c) 666,666.67 Series III RSRs, and (iv) an Ordinary Share Purchase Warrant exercisable for up to 711,747 Warrant Shares.

Item 4. Purpose of Transaction.

Business Combination

On March 2, 2023, the Issuer entered into a Business Combination Agreement (amended as of July 16, 2023, July 7, 2023 and September 7, 2023), by and among the Issuer, GLAAM, JGGC and Exchange Sub. Pursuant to the Business Combination Agreement, (i) JGGC merged with and into the Issuer, with the Issuer continuing as the surviving company (the “Merger”), (ii) the Issuer (A) issued 17,109,472 Ordinary Shares, equal to the quotient of (1) $181,360,403.20, divided by (2) $10.60 (i.e., 17,109,472 Ordinary Shares issued in exchange for 21,365,304 GLAAM Common Shares (as defined below) at an exchange ratio of 0.800820612130561, subject to rounding pursuant to the Business Combination Agreement) and (B) reserved up to 754,387 Ordinary Shares for issuance upon cash exercise of Converted Options (as defined below) (such number of Ordinary Shares described in clauses (A) and (B), the “Aggregate Share Swap Consideration”), to Exchange Sub, and (iii) all shareholders of GLAAM (the “GLAAM Shareholders”) transferred their respective common shares, par value KRW500 per share, of GLAAM (the “GLAAM Common Shares”), to Exchange Sub in connection with the exchange of GLAAM Common Shares for Ordinary Shares pursuant to the Business Combination Agreement and, in exchange for the Aggregate Share Swap Consideration, Exchange Sub distributed all of the GLAAM Common Shares it received from GLAAM Shareholders to the Issuer (the “Share Swap” and the Merger, the Share Swap and the other transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”). The Business Combination was consummated on November 15, 2023 (the “Closing”).

At the effective time of the Merger: (i) each unit of JGGC (each, a “JGGC Unit”) was automatically separated and each holder was deemed to hold one Class A ordinary share of JGGC (each, a “JGGC Class A Ordinary Share”), one right entitling the holder thereof to receive one-twelfth of one JGGC Class A Ordinary Share (each, a “JGGC Right”) and one-half of one warrant, per JGGC Unit, (ii) all ordinary shares of JGGC that were owned by JGGC or any wholly owned subsidiary of JGGC immediately prior to the Merger were automatically canceled, and no Ordinary Shares or other consideration were delivered in exchange therefor, (iii) each JGGC Class A Ordinary Share and each Class B ordinary share of JGGC (each, a “JGGC Class B Ordinary Share”) that was issued and outstanding immediately prior to the Merger was converted into and, for all purposes represent, only the right to receive one issued, fully paid and non-assessable Ordinary Share, (iv) all outstanding warrants to purchase ordinary shares of JGGC (the “JGGC Warrants”) were converted into warrants to purchase the same number of Ordinary Shares and all rights with respect to JGGC ordinary shares under such JGGC Warrants were converted into rights with respect to the applicable Ordinary Shares, (v) each JGGC Right that was issued and outstanding immediately prior to the Merger was converted into the number of Ordinary Shares that would have been received by the holder thereof if such JGGC Right had been converted upon the consummation of a business combination into JGGC Class A Ordinary Shares, no fractional shares were issued upon conversion of JGGC Rights, so holders must have held rights in denominations of 12 in order to receive an Ordinary Share and all JGGC Rights were no longer outstanding and were automatically canceled by virtue of the Merger and each former holder of JGGC Rights thereafter ceased to have any rights with respect thereto, except the right to receive Ordinary Shares and (vi) all of the issued share capital in the Issuer as of immediately prior to the Merger were cancelled.

At the effective time of the Share Swap, (i) the right to each GLAAM Common Share held by the GLAAM Shareholders in connection with and immediately prior to the Share Swap was converted into and for all purposes represented only the right to receive 0.800820612130561 (the “GLAAM Exchange Ratio”) validly issued, fully paid and non-assessable Ordinary Shares, subject to rounding pursuant to the Business Combination Agreement; and (ii) each option to purchase GLAAM Common Shares (collectively, the “GLAAM Options”) was converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such GLAAM Option, the number of Ordinary Shares (rounded down to the nearest whole share), determined by multiplying the number of GLAAM Common Shares subject to such GLAAM Option as of immediately prior to the Share Swap by the GLAAM Exchange Ratio, at an exercise price per Ordinary Share (rounded up to the nearest whole cent) equal to (x) the exercise price per GLAAM Common Share of such GLAAM Option divided by (y) the GLAAM Exchange Ratio (each a “Converted Option”) in accordance with the Closing Payments Schedule (defined in the Business Combination Agreement). In exchange for the Aggregate Share Swap Consideration, Exchange Sub distributed all of the GLAAM Common Shares it received from GLAAM Shareholders to the Issuer, and GLAAM became a wholly-owned direct subsidiary of the Issuer.

General

As the Chief Executive Officer and a director of the Issuer, the Reporting Person may have significant influence under the amended and restated memorandum and articles of association of the Issuer or otherwise over various matters with respect to his investment in the Issuer. These may include, among other things: (i) the calling of a general meeting of shareholders of the Issuer by the board of directors of the Issuer (the “Board”); and (ii) other matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

Additionally, in his capacity as Chief Executive Officer of the Issuer, the Reporting Person intends to continue playing a central role in the Issuer’s day-to-day executive management, and, subject to applicable approvals from the compensation committee of the Board, to receive additional equity securities of the Issuer as compensation. In addition, in his capacity as Chief Executive Officer and a director, the Reporting Person intends to be involved in approvals or recommendations with respect to the issuance of additional equity securities of the Issuer to other directors or employees of the Issuer or its subsidiaries.

The Reporting Person may, from time to time, take such actions regarding his investment in the Issuer as he deems appropriate. These actions may include, subject to the Issuer’s insider trading policy and other considerations, acquiring additional Ordinary Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Ordinary Shares (collectively, “Securities”) or disposing of such Securities, in each case, in the open market or otherwise, including for personal investment or in connection with business development transactions or financing commitments in relation thereto. In determining whether to carry out any of the above-mentioned actions, the Reporting Person may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, conditions in the securities market and general economic and industry conditions.

In light of his responsibilities to the Issuer, the Reporting Person does not anticipate making any disclosures in connection with his participation in the transactions and activities of the Issuer separate and apart from relevant disclosures by the Issuer, unless otherwise required by Schedule 13D. Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) and (b):

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculation of the percentage ownership of the Ordinary Shares beneficially owned by the Reporting Person is based on a total of (i) 28,817,810 Ordinary Shares outstanding as of the Closing, as reported in the Shell Company, (ii) 32,032 Ordinary Shares issuable upon exercise of vested Converted Options held by the Reporting Person that have vested or will vest within 60 days of this filing, (iii) 2,000,000 Earnout RSRs for issuance upon settlement of such Earnout RSRs, and (iv) 711,747 Ordinary Shares issuable upon exercise of the Founder Warrant held by the Reporting Person that is or will be exercisable within 60 days of this filing.

As of the date of this filing, the Reporting Person is the owner of record of 322,619 Ordinary Shares. Additionally, the Reporting Person is deemed to beneficially own 2,743,779 Ordinary Shares issuable upon exercise of the Converted Options and the Founder Warrant, and the issuance of Ordinary Shares upon settlement of the Earnout RSRs, held by the Reporting Person that are or will be exercisable within 60 days of this filing. Accordingly, the Reporting Person has the voting and dispositive rights over 3,066,398 Ordinary Shares of the Issuer, constituting approximately 9.7% of the issued and outstanding Ordinary Shares as of November 15, 2023.

(c): On November 15, 2023, the Reporting Person acquired 322,619 Ordinary Shares upon the consummation of the Business Combination. Except as disclosed in this Schedule 13D, the Reporting Person did not effect any transaction in the Ordinary Shares during the past 60 days.

(d): None.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 is hereby incorporated by reference in its entirety.

Pursuant to the registration rights agreement (the “Registration Rights Agreement”), dated November 15, 2023, by and among the Company, Jaguar Global Growth Partners I, LLC, a Delaware limited liability company (the “Sponsor”) and certain shareholders of GLAAM (the “RRA Parties”), the Reporting Person was granted certain customary registration rights, demand rights and piggyback rights with respect to his respective Ordinary Shares. The Registration Rights Agreement amended and restated the registration rights agreement, dated February 10, 2022, by and among JGGC, the Sponsor and other holders of JGGC securities party thereto and requires the Company to, among other things, file a resale registration statement on behalf of the RRA Parties as soon as practicable but no later than 30 days after the Closing. The Registration Rights Agreement also provides certain demand rights and piggyback rights to the Reporting Person, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Registration Rights Agreement includes customary indemnification provisions. The Company agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

In addition, pursuant to the Registration Rights Agreement, and subject to certain customary exceptions, the Reporting Person agreed that, during the period beginning on the date of Closing and ending on the 180th day thereafter, the Reporting Person will not, directly or indirectly: (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right or warrant to purchase, purchase any option or contract to sell, or dispose of or agree to dispose of, or establish or increase any put equivalent position or liquidate or decrease any call equivalent position within the meaning of Section 16 of the Act, in each case with respect to any Registrable Securities (as defined in the Registration Rights Agreement); (b) enter into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities; or (c) publicly announce or disclose any action or intention to effect any transaction specified in clause (a) or (b).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 3.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1.	GLAAM Founder Earnout Letter, incorporated by reference to Exhibit 4.8 to the Issuer’s Form 20-F (File No. 001-41869) filed with the SEC on November 22, 2023.

2.	Form of Founder Warrant, incorporated by reference to Exhibit 4.12 to the Issuer’s Form 20-F (File No. 001-41869) filed with the SEC on November 22, 2023.

3.	Registration Rights Agreement, incorporated by reference to Exhibit 4.10 to the Issuer’s Form 20-F (File No. 001-41869) filed with the SEC on November 22, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2023

Dr. Ho Joon Lee

/s/ Ho Joon Lee
Ho Joon Lee